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VanEck Merk Gold Trust

2023-07-06 VanEck Email

0001546652

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VanEck®


FINE
GOLD
999.9

GOLD INVESTING

OUNZ: Question and Answer

A question investors often ask about the VanEck Merk® Gold Trust (OUNZ) is “When I own OUNZ, do I own gold?” The answer is yes. Each investor owns a pro-rata share of OUNZ and therefore holds pro-rata ownership of the Trust’s gold holdings, corresponding to the number of shares held. OUNZ also allows investors to redeem their shares for physical gold.

In this blog, we answer frequently asked questions about OUNZ, including the type of gold held by OUNZ and details about the delivery process.

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IMPORTANT DISCLOSURES

This content is intended for educational purposes only. Please note that the availability of the products mentioned may vary by country, and it is recommended to check with your local stock exchange.

This is not an offer to buy or sell, or a recommendation to buy or sell any of the securities, financial instruments or digital assets mentioned herein. The information presented does not involve the rendering of personalized investment, financial, legal, tax advice, or any call to action. Certain statements contained herein may constitute projections, forecasts and other forward-looking statements, which do not reflect actual results, are for illustrative purposes only, are valid as of the date of this communication, and are subject to change without notice. Actual future performance of any assets or industries mentioned are unknown. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. VanEck does not guarantee the accuracy of third party data. The information herein represents the opinion of the author(s), but not necessarily those of VanEck or its other employees.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's (the "Trust") investment objectives, risks, charges and expenses. Please read the prospectus carefully before investing.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the **prospectus**.

Diversification does not assure a profit or protect against loss.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck provides marketing services to the Trust.

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